A Public Company Listed on Nasdaq OTCBB, Ticker Symbol “IBCS”

February 01, 2006

Jeff Jaramillo

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	International Broadcasting Corporation
File No.: 333-67484

Dear Mr. Jaramillo:

The Management of International Broadcasting Corporation has reviewed the SEC comment correspondence dated November 4, 2005 and made the following observations.

(1)	In our response to item #1

As to the comment pertaining to loss per common share, indicating that the Company’s disclosure with respect outstanding securities that could be anti-dilutive to basic EPS in the future, and it’s inconsistency with disclosure in Note 2G.

Management intends to revise all future filings effective with the December 31, 2005 10KSB to accurately reflect disclosure requirements.

(2)	In our response to item #2

The Company has further reviewed the disclosure requirements in SFAS 115 and concludes that all prospective filings shall include the following disclosures with respect to trading and available for sales securities;

For each period for which the results of operations are presented, an enterprise shall disclose:

1818 W. Francis Avenue, #190

Spokane, WA 99205

Ph: 509-466-3413 Mobile Fax: 509-357-7111

www.ibcmedia.com

February 01, 2006

Page Two

a.          The proceeds from sales of available-for-sale securities and the gross realized gains and gross realized losses that have been included in earnings as a result of those sales.

b.          The basis on which the cost of a security sold or the amount reclassified out of accumulated other comprehensive income into earnings was determined (that is, specific identification, average cost, or other method used).

c.          The gross gains and gross losses included in earnings from transfers of securities from the available-for-sale category into the trading category.

d.          The amount of the net unrealized holding gain or loss on available-for-sale securities for the period that has been included in accumulated other comprehensive income and the amount of gains and losses reclassified out of accumulated other comprehensive income into earnings for the period.

e.          The portion of trading gains and losses for the period that relates to trading securities still held at the reporting date.

f.           For any sales of or transfers from securities classified as held-to-maturity, the net carrying amount of the sold or transferred security,  the net gain or loss in accumulated other comprehensive income for any derivative that hedged the forecasted acquisition of the held-to-maturity security, the related realized or unrealized gain or loss, and the circumstances leading to the decision to sell or transfer the security shall be disclosed in the notes to the financial statements for each period for which the results of operations are presented. Such sales or transfers should be rare, except for sales and transfers due to the changes in circumstances identified in.

We do believe that the 10qsb filed for the quarter ended June 30, 2005 was materially correct, and we do request that we be allowed to address the comments contained herein on a prospective basis.

(3)	In our response to item #3;

We have reviewed EITF 99-17 and made the following observations as stated in the literature (a) The Company must be able to compile and provide historical data that indicates what the revenue and expenses generated from comparable transactions including the exchange of cash and or marketable securities would have been.

1818 W. Francis Avenue, #190

Spokane, WA 99205

Ph: 509-466-3413 Mobile Fax: 509-357-7111

www.ibcmedia.com

February 01, 2006

Page Three

a)     With respect to revenue recognized. International Broadcasting has determined that the revenue recognized with respect to the barter transaction was similar to other revenue recognized by the Company in its other advertising agreements.

Examples of which have been listed below:

Our agreement with: Vyper Networks; wherein received 55,173 shares of stock valued at $12,965 at the date that the deal was entered into. The term of the agreement was for 90 days. The deal was signed on 2.21.2005. As a result we recognized a pro-rata portion of the revenue associated with the advertising agreement as of 03.31.2005. Furthermore, the transaction valued by the company to be worth approx 12,965 over that 90 period.

(b)    With respect to expenses incurred; International Broadcasting incurred the following expenses during the quarters ended March 31, 2005 and June 30, 2005.

The expenses in a contract are all incurred in house, and involve, producing commercials, preparing interview questions, recording interviews and then subsequently the broadcast of audio pieces over the duration of the term of the advertising agreement.

These expenses have been classified as general and administrative on the statement of operations for the quarters ended March 31, 2005 and June 30, 2005.

(c)    With respect to the barter credits and barter transactions. During the quarter ended September 30, 2005 the management of the Company deemed that the remaining barter asset had no value and was impaired. The asset was completely removed it from the books. We discontinued providing advertising services for Bentley and deemed at that point that there was no more revenue to be recognized from the transaction. Furthermore, the management of the Company deemed that it does not consider barter transactions to be beneficial to the Company and will not engage in similar transactions in the future.

If you have any questions with respect to this please let me know.

Respectfully,

Daryn P. Fleming

Chief Executive Officer

1818 W. Francis Avenue, #190

Spokane, WA 99205

Ph: 509-466-3413 Mobile Fax: 509-357-7111

www.ibcmedia.com